Filed Pursuant to Rule 433 under the Securities Act of 1933

Issuer Free Writing Prospectus dated January 31, 2018

Registration Statement No. 333-221916

Corporación América Airports S.A.

This free writing prospectus relates to the proposed public offering of common shares (the “Offering”) of Corporación América Airports S.A. (“CAAP”), which is covered by the Registration Statement on Form F-1 (File No. 333-221916), as amended (the “Registration Statement”), that CAAP filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Act”). The Registration Statement was declared effective by the SEC on January 31, 2018.

You should read this free writing prospectus together with the preliminary prospectus dated January 19, 2018, that was included in Amendment No. 5 to the Registration Statement in form F-1 relating to this Offering. In particular, you should carefully read the “Risk Factors” described in such preliminary prospectus.

Update to Risk Factor

We are adding the following paragraph at the end of the section entitled “Risk Factors—Risks Related to Argentina and the AA2000 Concession Agreement—The ORSNA may adjust the fees we charge for aeronautical services, the payments we are required to make to the Argentine Government and our investment plan in a way that is detrimental to us, or fail to adjust them to restore the AA2000 Concession Agreement’s economic equilibrium” beginning on page 34 of the preliminary prospectus:

We and the Argentine Government expect to renegotiate the terms of our AA2000 Concession. The Argentine Government has indicated to us that it will not consider that the consummation of this offering will affect its possible position in any renegotiation process and/or any of its rights under the AA2000 Concession or applicable law. Any renegotiated terms of our AA2000 Concession could have a material adverse effect on our business, financial condition and results of operations. If the parties fail to reach an agreement in any such renegotiation process, the Argentine Government could exercise its option to buy out the AA2000 Concession. See “—Risks Related to Argentina and the AA2000 Concession Agreement—Pursuant to the AA2000 Concession Agreement, as of February 2018 and thereafter, the Argentine Government may buy out our concession, which would materially affect our revenues and operations.”

The entirety of this risk factor, including the new paragraph set forth above, is set forth below:

The ORSNA may adjust the fees we charge for aeronautical services, the payments we are required to make to the Argentine Government and our investment plan in a way that is detrimental to us, or fail to adjust them to restore the AA2000 Concession Agreement’s economic equilibrium.

Under the AA2000 Concession Agreement, the ORSNA is required to review annually AA2000’s financial projections and, if necessary, to re-establish economic equilibrium by making adjustments to (i) the fees we charge airlines and passengers for aeronautical services, (ii) certain payments we make to the Argentine Government pursuant to the AA2000 Concession Agreement, and/or (iii) our investment obligations. Since the renegotiation of the AA2000 Concession in 2007, the Argentine Government has reviewed the financial projections six times. Effective January 1, 2017, the ORSNA recently adjusted the fees we may charge by decreasing the fee for international passengers from U.S.$57.00 to U.S.$49.00 and increasing the fee for domestic passengers from AR$29.73 to AR$74.33, in a way we believe is detrimental to us and therefore, we have filed a claim regarding this adjustment of fees. As of the date of this prospectus, such claim has not been resolved. For more information, see “Regulatory and Concessions Framework—Argentina—The AA2000 Concession Agreement—Financial Projections.”

In addition, the Argentine Government recently announced its plan to hire a consulting firm to review the terms and conditions of the AA2000 Concession Agreement. According to the ORSNA, the Argentine Government is seeking to obtain detailed information about the quality of service provided by our airports under the AA2000 Concession Agreement as compared to the service levels at other international airports. It is unclear whether the Argentine Government expects to take any action based on the results of the consultant’s review. If the ORSNA adjusts the fees we may charge or that we must pay under the AA2000 Concession in a way that is detrimental to us, if the ORSNA fails to adjust such fees in order to restore the AA2000 Concession Agreement’s economic equilibrium, or if the ORSNA seeks to modify our rights under the AA2000 Concession Agreement, such adjustments or failures to adjust, may have a material adverse effect on our business, financial condition and results of operations.

We and the Argentine Government expect to renegotiate the terms of our AA2000 Concession. The Argentine Government has indicated to us that it will not consider that the consummation of this offering will affect its possible position in any renegotiation process and/or any of its rights under the AA2000 Concession or applicable law. Any renegotiated terms of our AA2000 Concession could have a material adverse effect on our business, financial condition and results of operations. If the parties fail to reach an agreement in any such renegotiation process, the Argentine Government could exercise its option to buy out the AA2000 Concession. See “—Risks Related to Argentina and the AA2000 Concession Agreement—Pursuant to the AA2000 Concession Agreement, as of February 2018 and thereafter, the Argentine Government may buy out our concession, which would materially affect our revenues and operations.”

Forward Looking Statements

This free writing prospectus includes certain disclosures which may contain forward-looking statements. Forward-looking statements are only predictions and may differ materially from actual results due to a variety of factors, including: our business strengths and future results of operations; delays or unexpected casualties related to construction under our investment plans and master plans; our ability to generate or obtain the requisite capital to fully develop and operate our airports; general economic, political, demographic and business conditions in the geographic markets we serve; decreases in passenger traffic; changes in the fees we may charge under our concession agreements; inflation, depreciation and devaluation of the AR$, EUR, BRL, UYU, AMD or the PEN against the U.S. dollar; the early termination, revocation or failure to renew or extend any of our concession agreements; the buyout of the AA2000 Concession Agreement by the Argentine Government at any time on or after February 13, 2018; changes in our investment commitments or our ability to meet our obligations thereunder; existing and future governmental regulations; and changes in interest rates or foreign exchange rates, as well as the additional risks and uncertainties that could affect CAAP included in the section titled “Risk Factors” in the final prospectus. All forward-looking statements contained herein are based on the information available to CAAP as of the date hereof.

CAAP has filed a registration statement (including the Preliminary Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents CAAP has filed with the SEC, including this free writing prospectus, for more complete information about CAAP and this Offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the preliminary prospectus may be obtained from Oppenheimer & Co. Inc., 85 Broad Street, New York, New York 10004, Attn: Syndicate Prospectus Department, telephone: +1 (212) 667-8563, or via e-mail: EquityProspectus@opco.com;  BofA Merrill Lynch, 222 Broadway, New York, NY 10038, Attn: Prospectus Department, telephone: +1 (800) 294-1322, or via e-mail: dg.prospectus_requests@baml.com; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: +1 (800) 831-9146;  Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282, Attn: Prospectus Department, telephone: +1 (866) 471-2526, or via e-mail: prospectus-ny@ny.email.gs.com.